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                    June 18, 2020

       Jonathan Cross
       President
       Capital Access Point III, Inc.
       c/o Shefford Advisors, LLC
       477 Madison Avenue, Sixth Floor
       New York, New York 10022

                                                        Re: Capital Access
Point III, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed February 25,
2020
                                                            File No. 000-56138

       Dear Mr. Cross:

               We issued comments to you on the above captioned filing on March 5, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 2, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765
       with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction